SEC FILE NUMBER 001-13828

CUSIP NUMBER 86732Y109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): x Form 10-K
□ Form 20-F    □ Form 11-K    □ Form 10-Q    □ Form 10-D □ Form N-SAR     □ Form N-CSR
For Period Ended: December 31, 2013
□    Transition Report on Form 10-K
□    Transition Report on Form 20-F
□    Transition Report on Form 11-K
□    Transition Report on Form 10-Q
□    Transition Report on Form N-SAR
□    For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
SunEdison, Inc.
Full Name of Registrant

Former Name if Applicable
501 Pearl Drive (City of O’Fallon)
Address of Principal Executive Office (Street and Number)
St. Peters, Missouri 63376
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 3, 2014, SunEdison, Inc. (the “Registrant”) was advised by its independent auditor that due to the timing of our termination of a bridge credit facility and entry into a new credit agreement on February 28, 2014, certain audit procedures, that could not begin prior to the entry into the new credit agreement and necessary for finalization of the Form 10-K for the fiscal year ended December 31, 2013, could not completed by March 3, 2014 in order to allow the Form 10-K to be timely filed. Management is working with the auditors to allow them to complete the necessary audit procedures. Because of the timing involved, the delay could not be avoided without unreasonable effort and expense. The Registrant expects to file the Form 10-K within 15 calendar days from the prescribed due date and expects that no information included in the Form 10-K will be materially different from the financial information furnished with the Registrant’s Form 8-K filed on February 19, 2014 relating to the 2013 fiscal year. Attached hereto and filed as an exhibit to this Form 12b-25 is the statement of our independent auditor as contemplated by Rule 12b-25(c).
PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Martin H. Truong          636                        474-7287
        (Name)            (Area Code)            (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No □

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ____ No __X__

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SunEdison, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     March 4, 2014                        By ______/s/ Martin H Truong
Martin H. Truong
Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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